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INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                                                                                     Bond No. 559-46-40 - 02

Item 1.                Name of Insured (herein called Insured):   iShares Trust & iShares, Inc.
     Principal Address:                                         45 Fremont Street
                                                                                                     San Francisco, CA 94105

Item 2.	Bond Period from 12:01 a.m. 06/30/2008 to 12:01 a.m. 06/30/2009 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.                Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

    Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$15,000,000	$250,000
Insuring Agreement (B)-ON PREMISES	$15,000,000	$250,000
Insuring Agreement (C)-IN TRANSIT	$15,000,000	$250,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$15,000,000	$250,000
Insuring Agreement (E)-SECURITIES	$15,000,000	$250,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$15,000,000	$250,000
Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$15,000,000	$250,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$15,000,000	$250,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	$15,000,000	$250,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, suchInsuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to bedeleted therefrom.

Item 4.              Offices or Premises Covered-Offices acquired or established subsequent to the effective date of thisbond are covered according to the terms of General Agreement    A.  All the Insured’s offices or premisesin existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:  N/A

Item 5.              The liability of the Underwriter is subject to the terms of the following riders attached hereto:  Riders
   No. 1, 2, 3, 4, 5 and 6
Item 6.
The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)  FS 554-46-40 - 01 such termination or cancellation to be effective as of the time this bond becomes effective.

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INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)  FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
(a)       to cause the Insured to sustain such loss; and
(b)       to obtain financial benefit for the Employee, or forany other person or organization intended by theEmployee to receive such benefit, other than salaries,commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

   (1)  Loss of or damage to furnishings, fixtures, stationary,supplies or equipment, within any of the Insured’soffices covered under this bond caused by Larceny ortheft in, or by burglary, robbery or hold-up of suchoffice, or attempt thereat, or by vandalism or malicious mischief; or
(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for  hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)  FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

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with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES
           Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)       through the Insured’s having, in good faith and in thecourse of business, whether for its own account or forthe account of others, in any representative,fiduciary, agency or any other capacity, eithergratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
(a)       counterfeited, or
(b)       forged as to the signature of any maker, drawer,issuer, endorser, assignor, lessee, transfer agentor registrar, acceptor, surety or guarantor or asto the signature of any person signing in anyother capacity, or
(c)       raised or otherwise altered, or lost, or stolen, or

(2)       through the Insured’s having, in good faith and in thecourse of business, guaranteed in writing orwitnessed any signatures whether for valuableconsideration or not and whether or not suchguaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to complywith any written notice of any customer, shareholderor subscriber of the Insured or any AuthorizedRepresentative of such customer, shareholder orsubscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made ordrawn by any customer, shareholder or subscriber ofthe Insured, or any Authorized Representative ofsuch customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.
This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit.  Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

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(I)         AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

 (J)  TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:
(i)       bear a valid test key exchanged between the Insuredand a customer or another financial institution withauthority to use such test key for Telefacsimileinstructions in the ordinary course of business, butwhich test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and
(ii)      fraudulently purport to have been sent by suchcustomer or financial institution, but whichtelefacsimile instructions are transmitted without theknowledge or consent of such customer or financialinstitution by a person other than such customer or financial institution and which bear a forged signature.
“Telefacsimile” means a system of transmittingwritten documents by electronic signals overtelephone lines to equipment maintained by theInsured within its communication room for thepurposes of reproducing a copy of said document.  It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing
                    House.

(K)  UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)   ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1)       If the Insured shall, while this bond is in force,establish any additional office or offices, such officeor offices shall be automatically covered hereunderfrom the dates of their establishment, respectively.No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)       If an Investment Company, named as Insured herein,shall, while this bond is in force, merge orconsolidate with, or purchase the assets of anotherinstitution, coverage for such acquisition shall applyautomatically from the date of acquisition.  The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and anadditional premium shall be computed only if suchacquisition involves additional offices or employees.

(B)  WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)   COURT COSTS AND ATTORNEYS’ FEES (Applicableto all Insuring Agreements or Coverages now or hereafterforming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss,

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claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)       an Employee admits to being guilty of any dishonestor fraudulent act(s), including Larceny orEmbezzlement; or
(2)       an Employee is adjudicated to be guilty of anydishonest or fraudulent act(s), including Larceny orEmbezzlement;
(3)       in the absence of (1) or (2) above an arbitration panelagrees, after a review of an agreed statement of facts,that an Employee would be found guilty ofdishonesty if such
                     Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein.  At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of  the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D)  FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ.  Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1.     DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)       “Employee” means:
(1)         any of the Insured’s officers, partners, oremployees, and
(2)         any of the officers or employees of anypredecessor of the Insured whose principalassets are acquired by the Insured byconsolidation or merger with, or purchase of assets of capital stock of such predecessor, and
(3)         attorneys retained by the Insured to performlegal services for the Insured and the employeesof such attorneys while such attorneys or theemployees of such attorneys are performingsuch services for the Insured, and
(4)         guest students pursuing their studies or duties inany of the Insured’s offices, and
(5)         directors or trustees of the Insured, theinvestment advisor, underwriter (distributor),transfer agent, or shareholder accounting recordkeeper, or administrator authorized by writtenagreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the
                                 Insured, and
(6)         any individual or individuals assigned toperform the usual duties of an employee withinthe premises of the Insured by contract, or byany agency furnishing temporary personnel on acontingent or part-time basis, and
(7)         each natural person, partnership or corporationauthorized by written agreement with theInsured to perform services as electronic dataprocessor of checks or other accounting recordsof the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securitiesfor the Insured, unless included under Sub-section (9) hereof, and
(8)         those persons so designated in section 15,Central Handling of Securities, and
(9)         any officer, partner or Employee of
a)      an investment advisor,
b)      an underwriter (distributor),

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c)      a transfer agent or shareholder accountingrecord-keeper, or
d)      an administrator authorized by writtenagreement to keep financial and/or otherrequired records, for an Investment Company, named as Insuredwhile performing acts coming within the scopeof the usual duties of an officer or Employee ofany Investment Company named as Insuredherein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel orprocessors as set forth in Sub-Sections (6) and(7) of Section 1 (a) and their partners, officersand employees shall collectively be deemed tobe one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
Brokers, or other agents under contract orrepresentatives of the same general character shallnot be considered Employees.
(b)       “Property” means money (i.e. currency, coin, banknotes, Federal Reserve notes), postage and revenuestamps, U.S. Savings Stamps, bullion, preciousmetals of all kinds and in any form and articles madetherefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c)       “Forgery” means the signing of the name of anotherwith the intent to deceive; it does not include thesigning of one’s own name with or without authority,in any capacity, or for any purpose.
(d)       “Larceny and Embezzlement” as it applies to anynamed Insured means those acts as set forth inSection 37 of the Investment Company Act of 1940.
(e)       “Items of Deposit” means any one or more checksand drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)       loss effected directly or indirectly by means offorgery or alteration of, on or in any instrument,except when covered by Insuring Agreement (A),(D), (E) or (F).
(b)       loss due to riot or civil commotion outside the UnitedStates of America and Canada; or loss due tomilitary, naval or usurped power, war or insurrectionunless such loss occurs in transit in the circumstancesrecited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c)       loss, in time of peace or war, directly or indirectlycaused by or resulting from the effects of nuclearfission or fusion or radioactivity; provided, however,that this paragraph shall not apply to loss resultingfrom industrial uses of nuclear energy.
(d)       loss resulting from any wrongful act or acts of anyperson who is a member of the Board of Directors ofthe Insured or a member of any equivalent body bywhatsoever name known unless such person is also an Employee or an elected official, partial owner orpartner of the Insured in some other capacity, nor, inany event, loss resulting from the act or acts of anyperson while acting in the capacity of a member ofsuch Board or equivalent body.
(e)       loss resulting from the complete or partialnonpayment of, or default upon, any loan ortransaction in the nature of, or amounting to, a loanmade by or obtained from the Insured or any of itspartners, directors or Employees, whether authorized

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or unauthorized and whether procured in good faithor through trick, artifice, fraud or false pretenses,unless such loss is covered under Insuring Agreement(A), (E) or (F).
(f)       loss resulting from any violation by the Insured or byany Employee
(1)            of law regulating (a) the issuance, purchase orsale of securities, (b) securities transactionsupon Security Exchanges or over the countermarket, (c) Investment Companies, or (d)Investment Advisors, or
(2)            of any rule or regulation made pursuant to anysuch law.
unless such loss, in the absence of such laws, rules orregulations, would be covered under InsuringAgreements (A) or (E).
(g)       loss of Property or loss of privileges through themisplacement or loss of Property as set forth inInsuring Agreement (C) or (D) while the Property isin the custody of any armored motor vehiclecompany, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.
(h)       potential income, including but not limited to interestand dividends, not realized by the Insured because ofa loss covered under this bond, except as includedunder Insuring Agreement (I).
(i)       all damages of any type for which the Insured islegally liable, except direct compensatory damagesarising from a loss covered under this bond.
(j)       loss through the surrender of Property away from anoffice of the Insured as a result of a threat
(1)            to do bodily harm to any person, except loss ofProperty in transit in the custody of any personacting as messenger provided that when suchtransit was initiated there was no knowledge bythe Insured of any such threat, or
(2)            to do damage to the premises or Property of theInsured, except when covered under InsuringAgreement (A).
(k)       all costs, fees and other expenses incurred by theInsured in establishing the existence of or amount ofloss covered under this bond unless such indemnity isprovided for under Insuring Agreement (I).
(l)       loss resulting from payments made or withdrawalsfrom the account of a customer of the Insured,shareholder or subscriber to shares involving fundserroneously credited to such account, unless suchpayments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m)             any loss resulting from Uncollectible Items ofDeposit which are drawn from a financial institutionoutside the fifty states of the United States ofAmerica, District of Columbia, and territories andpossessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.  LOSS-NOTICE-PROOF-LEGAL     PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss.  At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter.  The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained.  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

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on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final.  If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured
(a)       becomes aware of facts, or
(b)       receives written notice of an actual or potential claimby a third party which alleges that the Insured isliable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.  VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration.  If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.  VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair.  The
Underwriter may, at its election, pay such actual cash value or make such replacement or repair.  If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7.  LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.
With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount.  The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

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SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form
(a)       any one act of burglary, robbery or hold-up, orattempt thereat, in which no Partner or Employee isconcerned or implicated shall be deemed to be oneloss, or
(b)       any one unintentional or negligent act on the part ofany one person resulting in damage to or destructionor misplacement of Property, shall be deemed to beone loss, or
(c)       all wrongful acts, other than those specified in (a)above, of any one person shall be deemed to be oneloss, or
(d)       all wrongful acts, other than those specified in (a)above, of one or more persons (which dishonestact(s) or act(s) of Larceny or Embezzlement include,but are not limited to, the failure of an Employee toreport such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)       any one casualty or event other than those specifiedin (a), (b), (c) or (d) preceding, shall be deemed to beone loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12.  DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.  TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.  The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter.  When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination.  The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies.  Premiums are earned until the termination date as set forth herein.

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This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate
(a)       as to any Employee as soon as any partner, officer orsupervisory Employee of the Insured, who is not incollusion with such Employee, shall learn of anydishonest or fraudulent act(s), including Larceny orEmbezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or
(b)       as to any Employee 90 days after receipt by eachInsured and by the Securities and ExchangeCommission of a written notice from the Underwriterof its desire to terminate this bond as to suchEmployee, or
(c)       as to any person, who is a partner, officer oremployee of any Electronic Data Processor coveredunder this bond, from and after the time that theInsured or any partner or officer thereof not incollusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.  RIGHTS AFTER TERMINATION ORCANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.
Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto:  provided, however, that such additional period of time shall terminate immediately;
(a)       on the effective date of any other insurance obtainedby the Insured, its successor in business or any otherparty, replacing in whole or in part the insuranceafforded by this bond, whether or not such otherinsurance provides coverage for loss sustained prior to its effective date, or
(b)       upon takeover of the Insured’s business by any Stateor Federal official or agency, or by any receiver orliquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination.  In the event that suchadditional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems.  For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only

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for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED ASINSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a)       the total liability of the Underwriter hereunder forloss or losses sustained by any one or more or all ofthem shall not exceed the limit for which theUnderwriter would be liable hereunder if all such losswere sustained by any one of them.
(b)       the one first named herein shall be deemedauthorized to make, adjust and receive and enforcepayment of all claims hereunder and shall be deemedto be the agent of the others for such purposes andfor the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c)       the Underwriter shall not be responsible for theproper application of any payment made hereunder tosaid first named Insured,

(d)       knowledge possessed or discovery made by anypartner, officer or supervisory Employee of anyInsured shall for the purpose of Section 4 and Section13 of this bond constitute knowledge or discovery byall the Insured, and
(e)       if the first named Insured ceases for any reason to becovered under this bond, then the Insured next namedshall thereafter be considered as the first namedInsured for the purposes of this bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a)       the names of the transferors and transferees (or thenames of the beneficial owners if the votingsecurities are requested in another name), and
(b)       the total number of voting securities owned by thetransferors and the transferees (or the beneficialowners), both immediately before and after thetransfer, and
(c)       the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.
Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.  CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally.  No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative.  When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter.  If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

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RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 559-46-40 - 02

In favor of    iShares Trust & iShares, Inc.

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

iShares Russell 1000 Growth Index Fund
iShares Russell 1000 Index Fund
iShares Russell 1000 Value Index Fund
iShares Russell 2000 Growth Index Fund
iShares Russell 2000 Index Fund
iShares Russell 2000 Value Index Fund
iShares Russell 3000 Growth Index Fund
iShares Russell 3000 Index Fund
iShares Russell 3000 Value Index Fund
iShares Russell Microcap™ Index Fund
iShares Russell Midcap Growth Index Fund
iShares Russell Midcap Index Fund
iShares Russell Midcap Value Index Fund
iShares S&P 100 Index Fund
iShares S&P 1500 Index Fund
iShares S&P 500 Index Fund
iShares S&P 500 Growth Index Fund
iShares S&P 500 Value Index Fund
iShares S&P Europe 350 Index Fund
iShares S&P Global 100 Index Fund
iShares S&P Global Energy Sector Index Fund
iShares S&P Global Financials Sector Index Fund
iShares S&P Global Healthcare Sector Index Fund
iShares S&P Global Technology Sector Index Fund
iShares S&P Global Telecommunications Sector Index Fund
iShares S&P Latin America 40 Index Fund
iShares S&P MidCap 400 Index Fund
iShares S&P MidCap 400 Growth Index Fund
iShares S&P MidCap 400 Value Index Fund
iShares S&P SmallCap 600 Index Fund
iShares S&P SmallCap 600 Growth Index Fund
iShares S&P SmallCap 600 Value Index Fund
iShares S&P/ TOPIX 150 Index Fund

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iShares Cohen & Steers Realty Majors Index Fund
iShares Down Jones Select Dividend Index Fund
iShares Down Jones Transportation Average Index Fund
iShares Dow Jones U.S. Basic Materials Sector Index Fund
iShares Dow Jones U.S. Consumer Services Sector Index Fund
iShares Dow Jones U.S. Consumer Goods Sector Index Fund
iShares Dow Jones U.S. Energy Sector Index Fund
iShares Dow Jones U.S. Financial Sector Index Fund
iShares Dow Jones U.S. Financial Services Index Fund
iShares Dow Jones U.S. Healthcare Sector Index Fund
iShares Dow Jones U.S. Industrial Sector Index Fund
iShares Dow Jones U.S. Real Estate Index Fund
iShares Dow Jones U.S. Technology Sector Index Fund
iShares Dow Jones U.S. Telecommunications Sector Index Fund
iShares Dow Jones U.S. Utilities Sector Index Fund
iShares Dow Jones U.S. Oil & Gas Exploration & Production Index Fund
iShares Dow Jones U.S. Oil Equipment & Services Index Fund
iShares Dow Jones U.S. Pharmaceuticals Index Fund
iShares Dow Jones U.S. Healthcare Providers Index Fund
iShares Dow Jones U.S. Medical Devices Index Fund
iShares Dow Jones U.S. Broker-Dealers Index Fund
iShares Dow Jones U.S. Insurance Index Fund
iShares Dow Jones U.S. Regional Banks Index Fund
iShares Dow Jones U.S. Aerospace & Defense Index Fund
iShares Dow Jones U.S. Home Construction Index Fund
iShares KLD Select SocialSM Index Fund
iShares Morningstar Large Core Index Fund
iShares Morningstar Large Growth Index Fund
iShares Morningstar Large Value Index Fund
iShares Morningstar Mid Core Index Fund
iShares Morningstar Mid Growth Index Fund
iShares Morningstar Mid Value Index Fund
iShares Morningstar Small Core Index Fund
ishares Morningstar Small Growth Index Fund
iShares Morningstar Small Value Index Fund
iShares FTSE/Xinhua China 25 Index Fund
iShares MSCI EAFE Index Fund
iShares MSCI EAFE Growth Index Fund
iShares MSCI EAFE Value Index Fund
iShares NYSE 100 Index Fund

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iShares NYSE Composite Index Fund
iShares Lehman 1-3 Year Treasury Bond Fund
iShares Lehman 7-10 Year Treasury Bond Fund
iShares Lehman 20+ Year Treasury Bond Fund
iShares Lehman Aggregate Bond Fund
iShares Lehman TIPS Bond Fund
iShares MSCI Australia Index Fund
iShares MSCI Austria Index Fund
iShares MSCI Belgium Index Fund
iShares MSCI Brazil Index Fund
iShares MSCI Canada Index Fund
iShares MSCI Emerging Markets Index Fund
iShares MSCI EMU Index Fund
iShares MSCI France Index Fund
iShares MSCI Germany Index Fund
iShares MSCI Hong Kong Index Fund
iShares MSCI Italy Index Fund
iShares MSCI Japan Index Fund
iShares MSCI Malaysia Index Fund
iShares MSCI Mexico Index Fund
iShares MSCI Netherlands Index Fund
iShares MSCI Pacific ex-Japan Index Fund
iShares MSCI Singapore Index Fund
iShares MSCI South Africa Index Fund
iShares MSCI South Korea Index Fund
iShares MSCI Spain Index Fund
iShares MSCI Sweden Index Fund
iShares MSCI Switzerland Index Fund
iShares MSCI Taiwan Index Fund
iShares MSCI United Kingdom Index Fund
iShares KLD 400 Social Index Fund
iShares Lehman Short Treasury Bond Fund
iShares Lehman 3-7 Year Treasury Bond Fund
iShares Lehman 10-20 Year Treasury Bond Fund
iShares Lehman 1-3 Year Credit Bond Fund
iShares Lehman Intermediate Credit Bond Fund
iShares Lehman Credit Bond Fund
iShares lehman Intermediate Government/Credit Bond Fund
iShares Lehman Government/Credit Bond Fund

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iShares S&P U.S. Preferred Stock Index Fund
iShares iBoxx $ High Yield Corporate Bond Fund
iShares FTSE NAREIT Residential Index Fund
iShares FTSE NAREIT Industrial/Office Index Fund
iShares FTSE NAREIT Retail Index Fund
iShares FTSE NAREIT Mortgage REITs Index Fund
iShares FTSE NAREIT Real Estate 50 Index Fund
iShares S&P World ex-U.S. Property Index Fund
iShares Dow Jones EPAC Select Dividend Index Fund
iShares Dow Jones U.S. Index Fund
iShares FTSE Developed Small Cap ex-North America Index Fund
iShares FTSE EPRA/NAREIT Asia Index Fund
iShares FTSE EPRA/NAREIT Europe Index Fund
iShares FTSE EPRA/NAREIT Global Real Estate ex-U.S. Index Fund
iShares FTSE EPRA/NAREIT North America Index Fund
iShares S&P GSSI Natural Resources Index Fund
iShares S&P GSSI Networking Index Fund
iShares S&P GSSI Natural Resources Index Fund
iShares S&P GSSI Semiconductor Index Fund
iShares S&P GSSI Software Index Fund
iShares S&P GSSI Technology Index Fund
iShares iBoxx $ Investment Grade Corporate Bond Fund
iShares JPMorgan USD Emerging Markets Bond Fund
iShares Lehman MBS Bond Fund
iShares MSCI EAFE Small Cap Index Fund
iShares MSCI Kokusai Index Fund
iShares Nasdaq Biotechnology Index Fund
iShares S&P Asia 50 Index Fund
iShares S&P Global Consumer Discretionary Sector Index Fund
iShares S&P global Consumer Staples Sector Index Fund
iShares S&P Global Industrials Sector Index Fund
iShares S&P Global Infrastructure Index Fund
iShares S&P Global Materials Sector Index Fund
iShares S&P Global Utilities Sector Index Fund
iShares S&P National Municipal Bond Fund
iShares S&P California Municipal Bond Fund
iShares S&P New York Municipal Bond Fund
iShares MSCI BRIC Index Fund
iShares MSCI Chile Index Fund
iShares MSCI Japan Small Cap Index Fund

2.         This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

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RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No.   559-46-40 - 02

in favor of                      iShares Trust & iShares, Inc.

It is agreed that:

1.      The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)           entry of data into, or
(2)           change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)               Property to be transferred, paid or delivered,
(b)               an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c)               an unauthorized account or a fictitious account to be debited or credited;

(3)             voice instructions or advices having been transmitted to the Insured or its agent(s) bytelephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)                cause the Insured or its agent(s) to sustain a loss, and
(ii)               obtain financial benefit for that individual or for other persons intended by thatindividual to receive financial benefit,
(iii)               and further provided such voice instructions or advices:

(a)               were made by a person who purported to represent an individual authorized to makesuch voice instructions or advices; and
(b)               were electronically recorded by the Insured or its agent(s).

(4)             It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone.  The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuos basis.  Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error omission of any Employee(s) or agent(s) of the Insured.

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SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.       As used in this Rider, Computer System means:

(a)               computers with related peripheral components, including storage components, whereverlocated,
(b)               systems and applications software,
(c)               terminal devices,
(d)               related communication networks or customer communication systems, and
(e)               related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.       In addition to the exclusion in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)               loss resulting directly or indirectly from the theft of confidential information, material ordata:  and (b) loss resulting directly or indirectly from entries or changes made by anindividual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.       The following portions of the attached bond are not applicable to this Rider:

(a)               the initial paragraph of the bond preceding the Insuring Agreements which reads “...atany time but discovered during the Bond Period.”
(b)               Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY ANDTOTAL LIABILITY
(c)               Section 10-LIMIT OF LIABILITY

5.       The coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.       All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss.  A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.       The Limit of Liability for the coverage provided by this Rider shall be Dollars, $15,000,000.

8.       The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of  $250,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.       If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.             Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached.  Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)               90 days after receipt by the Insured of written notice from the Underwriter of its desire toterminate or cancel coverage under this Rider, or
(b)               immediately upon receipt by the Underwriter of a written request from the Insured toterminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider.  The refund shall be computed at shore rates if this Rider is terminated or cancelled or reduces by notice from, or at the instance of the Insured.

11.             Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.”

12.             Notwithstanding the foregoing, however, coverage afforded by the Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written.  Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.             This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

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RIDER NO.  3
INSURING AGREEMENT M

To be attached to and form part of Bond No. 559-46-40 - 02

In favor of  iShares Trust & iShares, Inc.

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1.           Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APSTransaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided,that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction.  The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.       Definitions.  The following terms used in this Insuring Agreement shall have the followingmeanings:

a.     “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.     “APS Redemption” means any redemption of shares issued by an Investment Company whichis requested over the telephone by means of information transmitted by an individual callerthrough use of a telephone keypad.

c.     “APS Election” means any election concerning dividend options available to Fund shareholderswhich is made over the telephone by means of information transmitted by an individual callerthrough use of a telephone keypad.

d.     “APS Exchange” means any exchange of shares in a registered account of one Fund into sharesin an identically registered account of another Fund in the same complex pursuant to exchangeprivileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.     “APS Designated Procedures” means all of the following procedures:

(1)         Election in Application:  No APS Redemption shall be executed unless the shareholder towhose account such an APS Redemption relates has previously elected by OfficialDesignation to permit such APS Redemption.

(2)         Logging:  All APS Transaction requests shall be logged or otherwise recorded, so as topreserve all of the information transmitted by an individual caller through use of telephonekeypad in the course of such a request, and the records shall be retained for at least six months.

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(a)             Information contained in the records shall be capable of being retrieved through thefollowing methods:

audio tape and or transactions stored on computer disks

(b)             Information contained in the records shall be capable of being retrieved and producedwithin a reasonable time after retrieval of specific information is requested, at asuccess rate of no loss than 85 percent.

(3)             Identity Test:  The identity of the caller in any request for an APS Transaction shall betested before executing that APS Transaction by requiring the entry by the caller of aconfidential personal identification number (“PIN”)

(a)             Limited Attempts to Enter PIN:  IF the caller fails to enter a correct PIN within threeattempts, the caller must not be allowed additional attempts during the same(telephone call/twenty-four hour day) to enter the PIN.  The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)             Written Confirmation:  A written confirmation of any APS Transaction shall be mailed tothe shareholder(s) to whose account such APS Transaction relates, at the original recordaddress, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)             Access to APS Equipment:  Access to the equipment which permits the entity receivingthe APS Transaction request to process and effect the transaction shall be limited in thefollowing manner:

(Fill in on complex-by complex basis)

2.         Exclusions:  It is further understood and agreed that this extension shall not cover:

a.     Any loss covered under Insuring Agreement A.  “Fidelity”, of this Bond;

(1)             The redemption of shares, where the proceeds of such redemption are made payable toother-than

(i)       the shareholder of record, or

(ii)             a person officially Designated to receive redemption proceeds, or

(iii)             a bank account officially Designated to receive redemption proceeds or

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                  (2)         The redemption of shares, where the proceeds of such redemption are paid by checkmailed to any address, unless such address has either been

(I)       designated by voice over the telephone or in writing without a signature guarantee, ineither case at least thirty(30) days prior to such redemption, or

(ii)             officially Designated, or

(iii)             verified by any other procedures which may be stated below in this Rider, or

(3)             The redemption of shares, where the proceeds of such redemption are paid by wiretransfer to other than the shareholder’s officially Designated bank account, or

(4)             the Intentional failure to adhere to one or more APS Designated Procedures.

2.         Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations,conditions, or provisions of the attached bond other than above stated.

3.         This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

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                                                                                                               559-46-40 - 02

RIDER NO. 4

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Bond No. 559-46-40 - 02

in favor of  iShares Trust & iShares, Inc.

It is agreed that:

1.
In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period

From:                      06/30/2008

To:      06/30/2009

Is:           Thirty One Thousand Five Hundred Seventy Six and 00/100 Dollars ($31,576.)

2.  This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

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RIDER NO. 5

To be attached to and form part of the Investment Company Bond

Bond No. 559-46-40 - 02

in favor of  iShares Trust & iShares, Inc.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declaration and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss by the General Counsel or Director of Mutual Fund Administration of the Insured hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities shares, ….

2. This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

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                                                                                                               559-46-40 - 02
RIDER NO. 6

To be attached to and form part of the Investment Company Bond

Bond No.  559-46-40 - 02

in favor of  iShares Trust & iShares, Inc.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the Central Handling of Securities established and maintained by all Depositories Used by the Insured, hereafter called Corporations, to the extend of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

2. This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

iShares Trust (the “Trust) and iShares, Inc. (the “Company”)

OFFICER’S CERTIFICATE

I, Donna M. Brown, Assistant Secretary of the Trust and the Company, hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust and the Board of Directors of the Company (including those who are not “interested persons” of the Trust and the Company as defined in the 1940 Act) at a meeting duly called and held on June 18, 2008 at which a quorum was present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

iShares Trust

RESOLVED, that the Board of the Trust, including the Independent Trustees, hereby authorize, empower and direct the Officers of the Trust, with the advice of counsel to the Trust, to procure and to maintain for the Trust, a joint fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the series of the Trust against larceny and embezzlement; and

FURTHER RESOLVED, that the Board of the Trust, including the Independent Trustees, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios, hereby determine that a joint insured registered management investment company bond in the amount of $15 million for the one-year period ending June 30, 2009, is reasonable in form and amount and hereby approve the bond; and

FURTHER RESOLVED, that the Board of the Trust, including the Independent Trustees, hereby approve the premium for the bond, and the payment of such premium by BGI (or an affiliate), after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each fund under the bond is less than the premium each fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Secretary of the Trust or her delegate shall file the bond with the SEC and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Joint Insureds Agreement with respect to the bond, in the form presented at these meetings, be, and it hereby is, approved by the Board of the Trust, including the Independent Trustees.

iShares, Inc.

RESOLVED, that the Board of the Company, including the Independent Directors, hereby authorize, empower and direct the Officers of the Company, with the advice of counsel to the Company, to procure and to maintain for the Company, a joint fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect the series of the Company against larceny and embezzlement; and

FURTHER RESOLVED, that the Board of the Company, including the Independent Directors, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Company to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Company’s portfolios, hereby determine that a joint insured registered management investment company bond in the amount of $15 million for the one-year period ending June 30, 2009, is reasonable in form and amount and hereby approve the bond; and

FURTHER RESOLVED, that the Board of the Company, including the Independent Directors, hereby approve the premium for the bond, and the payment of such premium by BGI (or an affiliate), after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each fund under the bond is less than the premium each fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Secretary of the Company or her delegate shall file the bond with the SEC and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Joint Insureds Agreement with respect to the bond, in the form presented at these meetings, be, and it hereby is, approved by the Board of the Company, including the Independent Directors.

IN WITNESS WHEREOF, I hereunto sign my name this 9th day of September 2008.

/s/ Donna M. Brown
Donna M. Brown
Assistant Secretary

FIDELITY BOND
JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made as of this 30th day of June, 2008 by and among iShares Trust (the “Trust”) and iShares, Inc. (the “Company”), each a registered investment company under the Investment Company Act of 1940 (the “1940 Act”).  The Trust and the Company are collectively referred to herein as the “Insureds.”  Each current and future series of the Trust and the Company is referred to herein as an “Insured Fund” and, collectively, as the “Insured Funds.”

The Insureds have acquired a joint insured bond (the “Bond”) issued by Great American Insurance Company (the “Insurance Company”), effective June 30, 2008 to June 30, 2009 (the “Bond Period”).  Under the terms of the Bond, the Insurance Company has agreed to indemnify the Insureds for losses caused by Employee Dishonesty, Forgery or Alteration of a Covered Instrument, Theft, Disappearance and Destruction of Covered Property (as those terms are defined in the Bond) (an “Insured Loss”) that is sustained by either Insured at any time but discovered during the Bond Period.  Under the Bond, up to $15,000,000 is available to indemnify the Insureds for an Insured Loss (the “Bond Amount”).

The Bond Amount exceeds the sum of the total amount of coverage that the Insureds would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) under the 1940 Act had each of the Insureds not been named under the Bond.  The Insureds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.

In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

1.  Allocation of Premium.  Each Insured Fund shall pay a portion of the balance of the premiums for the Bond which shall be determined by calculating the proportion which the gross assets of such Insured Fund, determined as of a specified date or as of the fiscal quarter end for each Insured Fund nearest to a specified date, bears to the aggregate of the gross assets of all of the Insured Funds, and applying said proportion to the amount of the premium.  From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by the Insured Funds, based on a subsequent change or changes in the gross assets of one or more Insured Funds.

2.  Loss to One Insured Fund.  In the event of an Insured Loss to only one Insured Fund, the entire proceeds from the Bond for that loss shall be allocated to the Insured Fund incurring such Insured Loss.

3.  Loss to More than One Insured.  If any proceeds are received under the Bond as a result of any Insured Loss sustained by more than one Insured, each Insured Fund shall receive an equitable and proportionate share of the recovery, and each Insured Fund shall receive at least (i) proceeds equal to the full amount of its claim (subject to the limits of the Bond) or (ii) the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act at the time the claim arose.  Subject to the preceding sentence, with respect to each affected Insured Fund, proceeds in respect of a claim under the Bond shall be applied to the unsatisfied claim (or portion thereof) of each affected Insured Fund by calculating the proportion which the unsatisfied claim (or portion thereof) of each Insured Fund bears to the unsatisfied claims (or portions thereof) of all Insured Funds to that Insured Fund and applying said proportion to the remaining amount of insurance paid.

4.  Modification and Termination.  This Agreement may be modified or amended from time to time by mutual written agreement of the Insureds.  It may be terminated by not less than 60 days’ written notice to the other Insured.  It shall be terminated as of the date that any Insured ceases to be an Insured under the Bond; provided that such termination shall not affect such Insured’s rights and obligations hereunder with respect to any claims on behalf of such Insured which are paid under the Bond by the Insurance Company after the date such Insured ceases to be an Insured under the Bond.

5.  Continuation.  Continuation of this Agreement is subject to its approval not less than annually by a majority of the trustees/directors of the Insured who are not “interested persons” (within the meaning of the 1940 Act) of each Insured, of the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Insured.

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed and delivered as of the day and year first above written.

iShares Trust

By: /s/ Michael A. Latham
Name: Michael A. Latham
Title: President
          iShares Trust & Inc.

iShares, Inc.

By: /s/ Michael A. Latham
Name: Michael A. Latham
Title: President
          iShares Trust & Inc.